

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2019

Barry G. Steele
Chief Financial Officer
Gentherm Incorporated
21680 Haggerty Road
Northville, MI 48167

      Re: Gentherm Incorporated
          Form 10-K for Fiscal Year Ended December 31, 2017
          Filed February 23, 2018
          Form 10-Q for Fiscal Quarter Ended September 30, 2018
          Filed November 1, 2018
          File No. 000-21810

Dear Mr. Steele:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Transportation and Leisure